SO 3/11/04

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

04004844

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8-27294

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Borthwick Associates, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South LaSalle Street, Suite 1440
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl B. Hagberg (312) 630-0180
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive **(Address)** Chicago **(City)** IL **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. DC 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Earl B. Hagberg, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Borthwick Associates, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of February 2004

Earl B Hagberg

Signature

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Borthwick Associates, Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AMG CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Borthwick Associates, Inc.
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Borthwick Associates, Inc.

We have audited the accompanying statement of financial condition of Borthwick Associates, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Borthwick Associates, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 12, 2004

Borthwick Associates, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	200,995
Certificate of deposit		42,296
Receivable from and deposit with clearing broker		29,949
Refundable income taxes		6,769
Advance to affiliate		215,939
Office equipment, furniture and leasehold improvements, net		14,436
Other		4,789
Total assets	$	515,173

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	42,569
Stockholders' equity		
Common stock		1,000
Paid-in capital		14,050
Retained earnings		457,554
Total stockholders' equity		472,604
Total liabilities and stockholders' equity	$	515,173

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Borthwick Associates, Inc. (the "Company") is a registered broker-dealer and investment advisor whose customers are located primarily in the Midwest. It clears all trades through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Office Equipment, Furniture and Leasehold Improvements—Office equipment, furniture and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the improvement or the term of the lease.

Income Recognition—Revenue and expenses relating to trades are recorded on trade date.

Advisory Fees—Advisory fees are charged quarterly, at the beginning of each calendar quarter, and amortized as earned ratably over the quarter.

Cash Equivalents—Cash equivalents are all highly liquid investments purchased with a maturity of three months or less.

Note 2 Office Equipment, Furniture and Leasehold Improvements

Office equipment, furniture and leasehold improvements at December 31, 2003 consist of:

Office equipment and furniture	$ 23,204
Computer equipment	32,833
Leasehold improvements	6,585
	62,622
Accumulated depreciation and amortization	(48,186)
	$ 14,436

Note 3 Related Parties

The Company earns commissions and advisory fees from a limited partnership whose general partner is a company owned by a stockholder. The Company has advanced the general partner of this partnership $215,939, payable on demand and bearing no interest.

Note 4 Income Taxes

The Company had a deferred tax asset of $7,050 arising from a net operating loss carryforward of $31,600 expiring in 2023. The deferred tax asset has been fully reserved.

Note 5 Commitments

The Company has a lease for office space expiring in May 2004, which requires minimum rentals, excluding increases in operating expenses and taxes, of $10,343. The Company has pledged an irrevocable, standby letter of credit to the lessor, and has collateralized the letter of credit with a certificate of deposit in the amount of $42,296, bearing interest at 5.44 percent, and maturing on May 12, 2004.

Note 6 Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, when necessary.

Commissions receivable and deposits for clearing securities transactions of its customers are amounts due from the clearing broker that represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the customers and the clearing broker with which it conducts business.

The Company maintains its cash at a financial institution in Chicago, Illinois. From time to time, the balance in the account may exceed federally insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $218,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.